Exhibit (a)(1)(H)

November 7, 2011

Dear Preferred Stockholder:

We are pleased to inform you that Strategic Hotels & Resorts, Inc. (“Strategic” or “we”) is offering to purchase up to 4,716,981 shares (the “Maximum Number of Shares”) in the aggregate of its issued and outstanding (i) 8.25% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, at a purchase price of $26.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest or accrued and unpaid dividends, (ii) 8.25% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share, at a purchase price of $26.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest or accrued and unpaid dividends and (iii) 8.50% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share, at a purchase price of $26.70 per share, net to the seller in cash, less any applicable withholding taxes and without interest or accrued and unpaid dividends (collectively, the “Offers”).

Our board of directors has authorized, and we have declared, the payment of accrued and unpaid dividends through September 30, 2011 and dividends for the quarter ending December 31, 2011 (collectively, the “Unpaid Dividends”), and a sum sufficient for the payment of the Unpaid Dividends has been set apart for payment on our books through the recording of a liability in accordance with the terms of our charter. In addition, the Unpaid Dividends are not payable until June 29, 2012, will be payable to holders of record, as of the close of business on June 15, 2012 and are contingent upon (i) the satisfaction or waiver of all of the conditions of the Offers, including the valid tender of at least 3,773,585 Preferred Shares, and (ii) our ability to meet on the June 29, 2012 Unpaid Dividend payment date the requirements of the Maryland General Corporation Law with respect to the payment of dividends (the “Unpaid Dividends Conditions”). While we cannot make any guarantees, we currently expect to be able to meet the requirements of the Maryland General Corporation Law with respect to the payment of dividends on the June 29, 2012 Unpaid Dividend payment date. Holders of Preferred Shares accepted for purchase in any of the Offers will not be entitled to receive the Unpaid Dividends or any other dividends with respect to such Preferred Shares

By conducting the Offers, authorizing and declaring the Unpaid Dividends and setting apart for payment on our books through the recording of a liability in accordance with our charter a sum sufficient for payment of the Unpaid Dividends (collectively, the “Dividend Declaration and the Offers”), we are seeking to accomplish three principle objectives:

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First, as we have previously disclosed, our board of directors has expressed an intention to pay the accrued and unpaid dividends on our Preferred Shares at the appropriate time under the appropriate conditions. If the Unpaid Dividends Conditions are satisfied, on June 29, 2012, we will pay all accrued and unpaid dividends on the Preferred Shares through December 31, 2011 to persons who are holders of record of the Preferred Shares, as of the close of business on June 15, 2012.

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Second, we are seeking to reduce the expense associated with our Preferred Shares as well as the level of preferred equity in our capital structure, which we believe will enhance our financial stability, provide operating flexibility and advance our future growth potential. If all of the conditions to the Offers are satisfied and we are able to purchase the Maximum Number of Shares, (i) preferred equity will comprise approximately 12% of our total capitalization, down from approximately 16% as of September 30, 2011, (ii) we will eliminate the obligation to pay the Unpaid Dividends on the Preferred

Shares that we accept for purchase pursuant to the Offers and (iii) we will reduce our dividend expense on a going-forward basis (which will be partly offset by the interest we will have to pay for amounts drawn on our Credit Facility in connection with the Dividend Declaration and the Offers).

•	Third, we would like to provide a certain amount of immediate liquidity to the holders of the Preferred Shares at prices that they may not be able to obtain through market sales.

The Offers are explained in detail in the enclosed Offer to Purchase and Letters of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are contained in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offers. Please note, the Offers will expire at 5:00 p.m., New York City time, on December 7, 2011, unless extended or earlier terminated. In order for you to tender your shares, we must receive the documents described herein on or prior to that date. Neither Strategic nor its board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

Sincerely,

/s/ Laurence S. Geller

Laurence S. Geller

President and Chief Executive Officer

This Letter is neither an offer to purchase nor a solicitation of an offer to sell Preferred Shares. We will file a Schedule TO with the Securities and Exchange Commission, accompanied by the Offer to Purchase, the Letters of Transmittal and various other documents, which set forth the terms of and conditions of the Offers. The Schedule TO, Offer to Purchase, Letters of Transmittal and other documents will contain important information which should be read carefully before any decision is made with respect to the Offers.

This Letter contains forward-looking statements about Strategic. Except for historical information, the matters discussed in this press release are forward-looking statements subject to certain risks and uncertainties. Actual results could differ materially from Strategic’s projections. Factors that may contribute to these differences include, but are not limited to the following: the effects of the recent global economic recession upon business and leisure travel and the hotel markets in which we invest; our liquidity and refinancing demands; our ability to obtain or refinance maturing debt; our ability to maintain compliance with covenants contained in our debt facilities; our failure to meet the requirements of the Maryland General Corporation Law with respect to the payment of the Unpaid Dividends on the June 29, 2012 Unpaid Dividend payment date; our ability to dispose of properties in a manner consistent with our investment strategy and liquidity needs; stagnation or further deterioration in economic and market conditions, particularly impacting business and leisure travel spending in the markets where our hotels operate and in which we invest, including luxury and upper upscale product; general volatility of the capital markets and the market price of our shares of common stock; availability of capital; hostilities and security concerns, including future terrorist attacks, or the apprehension of hostilities, in each case that affect travel within or to the United States, Mexico, Germany, England or other countries where we invest; difficulties in identifying properties to acquire and completing acquisitions; our failure to maintain effective internal control over financial reporting and disclosure controls and procedures; risks related to natural disasters; increases in interest rates and operating costs, including insurance premiums and real property taxes; contagious disease outbreaks, including the H1N1 virus outbreak; delays and cost-overruns in construction and development; marketing challenges associated with entering new lines of business or pursuing new business strategies; our failure to maintain our status as a REIT; changes in the competitive environment in our industry and the markets where we invest; changes in real estate and zoning laws or regulations; legislative or regulatory changes, including changes to laws governing the taxation of REITS; changes in generally accepted accounting principles, policies and guidelines; and litigation, judgments or settlements.

Additional risks are discussed in the Strategic’s filings with the Securities and Exchange Commission, including those appearing under the heading “Item 1A. Risk Factors” in the Strategic’s most recent Form 10-K and subsequent Form 10-Qs. Although Strategic believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. The forward-looking statements are made as of the date of this press release, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.